SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

UNICA CORPORATION
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

904583101
(CUSIP Number)

Elias Mendoza
Vice President, Corporate Development
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
Telephone: (914) 499-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
George F. Schoen, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

August 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	904583101

1	NAME OF REPORTING PERSONS International Business Machines Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 13-0871985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,379,529
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,379,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,379,529
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by International Business Machines Corporation that it is the beneficial owner of any of the common stock of Unica Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Issuer Common Stock”), of Unica Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 170 Tracer Lane, Waltham, Massachusetts 02451.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is International Business Machines Corporation, a New York corporation (“IBM”).

(b) The address of the principal office and principal business of IBM is New Orchard Road, Armonk, New York 10504.

(c) IBM creates business value for clients and solves business problems through integrated solutions that leverage information technology and deep knowledge of business processes. IBM solutions typically create value by reducing a client's operational costs or by enabling new capabilities that generate revenue. These solutions draw from an industry leading portfolio of consulting, delivery and implementation services, enterprise software, systems and financing. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of IBM’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling IBM.

(d) During the last five years, neither IBM nor, to the knowledge of IBM, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither IBM nor, to the knowledge of IBM, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Stockholders Agreement, dated as of August 12, 2010 (the “Stockholders Agreement”), among IBM and those stockholders of the Issuer set forth on Schedule A to the Stockholders Agreement (the “Stockholders”), IBM may be deemed to be the beneficial owner of, in the aggregate, 4,379,529 shares of Issuer Common Stock (the “Subject Shares”).  IBM and the Stockholders entered into the Stockholders Agreement to induce IBM to enter into the Agreement and Plan of Merger, dated as of August 12, 2010 (the “Merger Agreement”), among IBM, Amaroo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBM (“Sub”), and the Issuer.  Pursuant to the Merger Agreement, Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of IBM (the “Surviving Corporation”).  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $21.00 in cash, without interest.  Consummation of the Merger is subject to certain conditions.  The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a)–(b) The Stockholders Agreement was entered into as a condition to the willingness of IBM to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger would be obtained.  The terms of the Stockholders Agreement apply to the Subject Shares (as defined below) of the Stockholders, as described in Item 5.  See the response to Item 3 for a more complete description of the Merger.  The description of the Stockholders Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.  The existing directors of Sub are Marian Dillon, Jeff Doyle and Mark Stern.  The officers of the Surviving Corporation shall be the existing officers of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.  The existing officers of Sub are Jeff Doyle (President), William Behan (Secretary and Treasurer) and Marian Dillon (Assistant Secretary).

(e) Other than as a result of the Merger described in Item 3, not applicable.

(f) Other than as a result of the Merger described in Item 3, not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of the Issuer, as in effect immediately prior to the Merger, shall be amended to read in the form set forth on Exhibit A to the Merger Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended.  Upon consummation of the Merger, the by-laws of Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

(h)–(i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from the Nasdaq Global Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, IBM currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D (although IBM reserves the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b) As a result of the Stockholders Agreement, IBM may be deemed to be the beneficial owner of the Subject Shares.  The Subject Shares constitute approximately 20.4% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 21,513,708 shares of Issuer Common Stock issued and outstanding as of the close of business on August 9, 2010.  Any shares of Issuer Common Stock acquired or received (including as a result of any stock or extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization, combination or other like change) by any Stockholder after the date of the Stockholders Agreement will also be subject to the terms of the Stockholders Agreement.  Accordingly, any such acquisition or receipt of shares of capital stock of the Issuer by any Stockholder may result in IBM being deemed to be the beneficial owner of such additional shares.

Pursuant to the Stockholders Agreement, each of the Stockholders has agreed, among other things, (i) to (a) appear at any meeting of the stockholders of the Issuer called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or otherwise cause such Stockholder’s Subject Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote all of such Stockholder’s Subject Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and any other transaction contemplated by the Merger Agreement, (ii) prior to the date that is the later of (x) the date of the meeting of the stockholders of the Issuer called to vote upon the Merger Agreement and (y) six months from the date of the Stockholders Agreement, to vote all of such Stockholder’s Subject Shares against the following: (a) any Takeover Proposal or Acquisition Agreement relating thereto (as such terms are defined in the Merger Agreement) and (b) any amendment to the Issuer’s governance documents (other than pursuant to the Merger Agreement) or any other proposal, action, agreement or transaction that could reasonably be expected to (A) result in a breach of any covenant, agreement, obligation, representation or warranty of the Issuer contained in the Merger Agreement or of the Stockholders contained in the Stockholders Agreement, (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or by the Stockholders Agreement, (C) dilute in any material respect the benefits to IBM or Sub of the Merger and the other transactions contemplated by the Merger Agreement or by the Stockholders Agreement or (D) change in any manner the voting rights of the Issuer Common Stock, (iii) to not sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Issuer, subject to certain exceptions, and to not enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of the Issuer, other than the Stockholders Agreement and (iv) to not commit or agree to take any action inconsistent with or challenging the transactions contemplated by, or the terms of, the Stockholders Agreement or the Merger Agreement.  Each Stockholder has irrevocably appointed IBM and any other individual designated in writing by IBM, and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Stockholder, to vote all of such Stockholder’s Subject Shares in accordance with clauses (i) and (ii) of this paragraph.

The Stockholders Agreement will terminate upon the earlier of (1) the effective time of the Merger and (2) the termination of the Merger Agreement in accordance with its terms, except for certain sections of the Stockholders Agreement, including those relating to the Stockholders’ covenant to vote against certain proposals, actions, agreements and transactions, and those relating to the granting of an irrevocable proxy, which, in each case, will survive and instead will expire upon the expiration of all rights of IBM and Sub thereunder.

The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

(c) Neither IBM nor, to the knowledge of IBM, any person named in Schedule A hereto, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of IBM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1
Agreement and Plan of Merger dated as of August 12, 2010, by and among International Business Machines Corporation, a New York corporation, Amaroo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and Unica Corporation, a Delaware corporation.

2
Stockholders Agreement dated as of August 12, 2010, by and among International Business Machines Corporation, a New York corporation, Yuchun Lee, Agustina Sumito Lee, Agustina Sumito Living Trust, Yuchun Lee 2010 GRAT, Lee Sumito Irrevocable Trust, Yuhun Lee Living Trust and 2001 Lee Charitable Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL BUSINESS MACHINES CORPORATION,

	by	/s/ Elias Mendoza
Name: Elias Mendoza
Title: Vice President, Corporate Development
Date: August 20, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1
Agreement and Plan of Merger dated as of August 12, 2010, by and among International Business Machines Corporation, a New York corporation, Amaroo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and Unica Corporation, a Delaware corporation.

2
Stockholders Agreement dated as of August 12, 2010, by and among International Business Machines Corporation, a New York corporation, Yuchun Lee, Agustina Sumito Lee, Agustina Sumito Living Trust, Yuchun Lee 2010 GRAT, Lee Sumito Irrevocable Trust, Yuhun Lee Living Trust and 2001 Lee Charitable Trust.

SCHEDULE A

The following is a list of the directors and executive officers of IBM, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Except as indicated below, all directors and officers listed below are citizens of the United States.

Board of Directors of IBM

Name	Position	Present Principal Occupation	Business Address
Samuel J. Palmisano	Chairman of the Board	President and Chief Executive Officer	International Business Machines Corporation New Orchard Road - MD 321 Armonk, NY 10504

Alain J. P. Belda	Director	Managing Director, Warburg Pincus	Warburg Pincus 450 Lexington Avenue New York, NY 10022

Cathleen Black	Director	Chairman, Hearst Magazines	The Hearst Corporation 300 West 57th Street (43rd Floor) New York, New York 10019

William R. Brody	Director	President, Salk Institute for Biological Studies	Office of the President The Salk Institute for Biological Studies 10010 North Torrey Pines Road La Jolla, CA 92037

Kenneth I. Chenault	Director	Chairman and Chief Executive Officer, American Express Company	American Express Company World Financial Center - 5104 200 Vesey Street New York, NY 10285

Michael L. Eskew	Director	Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.	United Parcel Service, Inc. 55 Glenlake Parkway N.E. Atlanta, GA 30328

Shirley Ann Jackson	Director	President, Renssalaer Polytechnic Institute	Rensselaer Polytechnic Institute Troy Building, 3rd Floor 110 8th Street Troy, NY 12180

Andrew N. Liveris (citizen of Australia)	Director	Chairman, President and Chief Executive Officer, The Dow Chemical Company	The Dow Chemical Company 2030 Dow Center Midland, MI 48674

W. James McNerney, Jr.	Director	Chairman, President and Chief Executive Officer, The Boeing Company	The Boeing Company 100 North Riverside, M/C 5003-6010 Chicago, IL 60606-1596

James W. Owens	Director	Chairman, Caterpillar Inc.	Caterpillar Inc. 300 Hamilton Blvd. Suite 202 / Mail Drop LQ2850 Peoria, IL 61629-2850

Name	Position	Present Principal Occupation	Business Address

Joan E. Spero	Director	Former Visiting Fellow, Foundation Center	International Business Machines Corporation One New Orchard Road Armonk, NY 10504

Sidney Taurel	Director	Chairman Emeritus, Eli Lilly and Company	Eli Lilly and Company Lilly Corporate Center Indianapolis, IN 46285

Lorenzo H. Zambrano (citizen of Mexico)	Director	Chairman and Chief Executive Officer, CEMEX, S.A.B. de C.V.	CEMEX, S.A.B. de C.V. Corporate Headquarters Ave. Ricardo Margain Zozaya #325 Col. Valle del Campestre San Pedro Garza Garcia, N.L. 66265 Mexico

Executive Officers of IBM

Name	Position
Samuel J. Palmisano	Chairman of the Board of Directors, President and Chief Executive Officer

Rodney C. Adkins	Senior Vice President, Systems and Technology

Colleen Arnold	Senior Vice President, Application Management Services, IBM Global Business Services

Michael E. Daniels	Senior Vice President, Global Technology Services, IBM Global Services

Jon C. Iwata	Senior Vice President, Marketing and Communications

James J. Kavanaugh	Vice President and Controller

Dr. John E. Kelly, III	Senior Vice President and Director of IBM Research

R. Frankin Kern	Senior Vice President, IBM Global Business Services

Robert LeBlanc (citizen of Canada)	Senior Vice President, Software Middleware Group

Mark Loughridge	Senior Vice President and Chief Financial Officer

J. Randall MacDonald	Senior Vice President, Human Resources

Steven A. Mills	Senior Vice President and Group Executive, IBM Software Group

Michael D. Rhodin	Senior Vice President, IBM Software Solutions Group

Virginia M. Rometty	Senior Vice President, IBM Global Sales and Distribution

Linda S. Sanford	Senior Vice President, Enterprise On Demand Transformation & Information Technology

Timothy S. Shaughnessy	Senior Vice President, Services Delivery

Robert C. Weber	Senior Vice President, Legal and Regulatory Affairs, and General Counsel